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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

                                                                   June 28, 2001



                   VIVENDI UNIVERSAL CANCELS 22 MILLION SHARES


The Board of Directors of Vivendi Universal met today, under the chairmanship of Jean-Marie Messier.


1. Vivendi Universal's Board decided to change the way it satisfies the exercise of stock options which will result in the cancellation of 22 million shares and treasury stock will decrease by 32 million shares.

Vivendi Universal currently meets its employee stock option commitments from its treasury stock portfolio.

Given the recent drop in the stock price, the Board noted that it was now more economically efficient to satisfy options exercises by entering into an agreement with a third party to supply the shares necessary for the future exercise of all stock option plans with an exercise price above E75, at a fixed price, at the option of Vivendi Universal. Furthermore, according to the proposal made by Jean-Marie Messier, the Board of Directors has decided to cancel the :22 million corresponding shares today.

Vivendi Universal also sold to a third party 10 million treasury shares to enable it to hold part of the total shares, which will allow the third party to have significant coverage necessary for its market risk management ("neutral delta").

Vivendi Universal is currently trading at a substantial discount to the consensus net asset value per share and to enterprise value to EBITDA and EBITDA to growth, which are low, especially compared to competitors.

The cancellation instantly increases the value of the company for each shareholder. By reducing financial costs by around E25 million and the number of shares outstanding by 2%, it improves EBITDA per share, EPS and net asset value per share, under French GAAP.
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2. Delisting of Studio Canal, to foster synergies between Studio Canal and
Universal Studios within Canal+ group.

The Board also authorized, as proposed by Pierre Lescure, the launch of a delisting offer on Studio Canal followed by mandatory delisting of the company, at E14.5 per share. This is identical to the IPO price and represents a 25% premium on the latest stock prices.

The Vivendi Universal merger gives Canal+ the opportunity to create the only truly global studio in the world, focused both on European and American markets. Production diversity will be supported by a common strategy and by global distribution resources, that the offer will help make possible.

This offer is one of the measures taken to improve the efficiency and profitability of the Canal+ group within Vivendi Universal.

Important Disclaimer

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: difficulty in integrating acquisitions, inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and its predecessor, Vivendi, with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.